News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING CANADIAN COAL TRUST

2007 FOURTH QUARTER EARNINGS RESULTS

CALGARY, February 11, 2008 – Fording Canadian Coal Trust (the Trust) (TSX: FDG.UN, NYSE: FDG) today announced its fourth quarter 2007 results. Cash available for distribution for the quarter was $75 million ($0.50 per unit) compared with $147 million ($1.00 per unit) in the fourth quarter of 2006.  For the year, cash available for distribution was $349 million ($2.36 per unit) compared with $618 million ($4.20 per unit) in 2006. Distributions to unitholders for the quarter were $0.53 per unit compared with $0.95 per unit in the fourth quarter of 2006.  For the year, distributions were $2.43 per unit compared with $4.15 per unit in 2006.

Net income from continuing operations was $49 million for the quarter compared with $115 million in the fourth quarter of 2006. Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts was $75 million for the quarter compared with $116 million in the fourth quarter of 2006.  The decline primarily resulted from lower realized coal prices. For the year, net income from continuing operations was $323 million in 2007 compared with $543 million in 2006. Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts was $357 million in 2007 compared with $584 million in 2006.  The decline was primarily due to lower realized coal prices.

“We are pleased with our results in the fourth quarter,” said Boyd Payne, President of Fording Canadian Coal Trust. “Looking ahead, the global metallurgical coal market is tight and recent flooding in Australia has further challenged the market. This provides opportunities for Elk Valley Coal for 2008; however, we will need a significant increase in the number of trains we have been receiving just to meet our current customer obligations.  We will also need more trains hauling more coal to take advantage of the opportunities that exist due to the tightness in the market.”

Highlights:

▪

The average realized coal price in the fourth quarter of 2007 was $92 per tonne (US$93), which was down from $123 per tonne (US$106) in the fourth quarter of 2006.  For the year, the average realized coal price was $105 per tonne (US$98), which was down from $133 per tonne (US$113) in 2006.  The decreases in realized prices reflect successive decreases in U.S. dollar coal prices for the 2006 and 2007 coal years and the effects of the stronger Canadian dollar relative to the U.S. dollar in 2007.  The average realized coal prices in 2006 included realized gains on our foreign exchange forward contracts.  In 2007, the realized gains on the contracts were recorded as non-operating income under new accounting standards. If the realized gains had been included in revenue in 2007, the average realized sales prices would have been $104 per tonne for the fourth quarter and $110 per tonne for the year.

▪

The significant strengthening of the Canadian dollar relative to the U.S. dollar during 2007 had a negative impact on the business of Elk Valley Coal.  This was mitigated somewhat since the Trust uses foreign exchange forward contracts to fix the rate at which its anticipated U.S. dollar cash flows are exchanged for Canadian dollars. All of the contracts will mature during the first quarter of 2008 and the Trust will become fully exposed to the stronger Canadian dollar on April 1, 2008.

▪

Coal sales volumes of 3.6 million tonnes (Trust’s share) for the quarter were slightly higher than in the fourth quarter of 2006.  Sales volumes for the year of 13.6 million tonnes were unchanged from 2006.

▪

Elk Valley Coal’s unit cost of product sold increased by 10% to $40.00 per tonne for the quarter compared with $36.40 per tonne in the fourth quarter of 2006.  For the year, the unit cost of product sold increased by 5% to $41.30 per tonne compared with $39.20 per tonne in 2006.

▪

Elk Valley Coal’s unit transportation costs decreased by 10% to $33.00 per tonne for the quarter compared with $36.80 per tonne in the fourth quarter of 2006. For the year, unit transportation costs decreased by 5% to $35.10 per tonne compared with $36.90 per tonne in 2006.

▪

In December 2007, the Trust announced that independent committees had been formed to explore and make recommendations regarding strategic alternatives for the Trust to maximize value for its unitholders.  The mandate of these committees is to consider a  wide range of alternatives including an acquisition of all the Trust’s outstanding units by a third party, a sale of its assets, including its interest in Elk Valley Coal, a combination, reorganization or similar form of transaction, or continuing with its current business plan.

Guidance Update

Please refer to the Outlook section of this news release for partial guidance information for 2008.

Important Information Regarding News Release

The financial information in this news release is unaudited and has not been reviewed by the Trust’s auditors. The Trust’s management’s discussion and analysis and audited consolidated financial statements for the year ended December 31, 2007 will be filed with regulators in March 2008. The Trust reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless otherwise stated.

This news release should be read in conjunction with the Trust’s management’s discussion and analysis and consolidated financial statements for the year ended December 31, 2006, and other public disclosure documents of the Trust.

This news release contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, ”maximize”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This news release contains forward-looking information, included in, but not limited to, the sections titled ‘Highlights’, ’Results of Operations’, ‘Liquidity and Capital Resources’, and ‘Outlook’.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. For a further discussion of the assumptions, risks and uncertainties relating to the forward-looking statements contained in this news release, please refer to the section entitled Caution Regarding Forward-Looking Statements.

Fording Canadian Coal Trust

The Trust is an open-ended mutual fund trust.  It was created pursuant to a declaration of trust and is governed by the laws of Alberta. The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of Fording LP, which holds a 60% interest in Elk Valley Coal Partnership. Until June 2007, the Trust owned all of the interests of NYCO, which is accounted for as a discontinued operation.  The Trust uses the cash it receives from its investments to make quarterly distributions to its unitholders.

References to “we” and “our” in this news release are to the Trust and its subsidiaries. References to Elk Valley Coal refer, as the context requires, to Elk Valley Coal Partnership or to the Trust’s 60% indirect interest in Elk Valley Coal Partnership and certain financial transactions of our subsidiaries that relate to the business, such as foreign exchange forward contracts and mineral taxes.

Elk Valley Coal

Elk Valley Coal is a general partnership between Fording LP and affiliates of Teck Cominco Limited (Teck Cominco). Teck Cominco is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of the Trust and Teck Cominco. Our consolidated financial statements reflect our proportionate interest in Elk Valley Coal.

Elk Valley Coal is the second largest supplier of seaborne hard coking coal in the world. Hard coking coal is a type of metallurgical coal that is used primarily for making coke by integrated steel mills, which account for approximately two-thirds of worldwide steel production and substantially all global production of primary (i.e. unrecycled) steel. The seaborne hard coking coal market is characterized by the global nature of international steel making, the relative concentration of quality metallurgical coal deposits in Australia, Canada and the United States and the comparatively low cost of seaborne transportation.

Elk Valley Coal has an interest in six active mining operations. The Fording River, Coal Mountain, Line Creek and Cardinal River operations are wholly owned. The Greenhills operation is a joint venture in which Elk Valley Coal has an 80% interest and is accounted for on a proportionate basis. The Elkview operation is a limited partnership in which Elk Valley Coal owns, directly and indirectly, a 95% general partnership interest.  The Elkview operation is consolidated into the accounts of Elk Valley Coal.

Non-GAAP Financial Measures

This news release refers to certain financial measures, such as distributable cash, cash available for distribution, sustaining capital expenditures, and net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts, that are not measures recognized under generally accepted accounting principles (GAAP) in Canada or the United States, and do not have standardized meanings prescribed by GAAP. These measures may differ from those made by other issuers and, accordingly, may not be comparable to such measures as reported by other trusts or corporations. We discuss these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe that they are of assistance in the understanding of the results of our operations and financial position and are meant to provide further information about the ability of the Trust to earn and distribute cash to unitholders.

Cash available for distribution is the term used by us to describe the cash that is available for distribution to unitholders. Actual distributions of cash to unitholders are made after being declared by the Trustees in accordance with our distribution policy.

Sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations. The determination of what constitutes sustaining capital expenditures requires the judgment of management.

Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts (in total and on a per unit basis) is a non-GAAP measure of earnings. It adds back to net income from continuing operations in accordance with GAAP the impact of non-cash future taxes and unrealized gains or losses on foreign exchange forward contracts, which are non-cash and subject to significant change until realized, as well as unusual items that are significant and not expected to be recurring.

Committees Formed to Explore Strategic Alternatives

In December 2007 the Trust announced that independent committees had been formed to explore and make recommendations regarding strategic alternatives for the Trust to maximize value for its unitholders.  The mandate of these committees is to consider a wide range of alternatives including an acquisition of all the Trust’s outstanding units by a third party, a sale of its assets, including its interest in Elk Valley Coal, a combination, reorganization or similar form of transaction, or continuing with its current business plan. The initiative is considered timely, given the pending change in the taxable status of the Trust in 2011, as well as the continuing consolidation in the trust sector and the metals and mining sector. The Trust anticipates it will make no further announcements regarding the strategic review unless and until the Trustees determine that disclosure of a material change is required.

Overview

The table below summarizes our financial results from continuing operations.

	Three months ended		Year ended
(millions of Canadian dollars,	December 31		December 31
except as noted)	2007	2006	2007	2006
Revenue	$327.5	$424.9	$1,427.3	$1,798.2
Income from operations	$42.8	$149.8	$308.2	$682.9
Net income from continuing operations	$48.8	$114.6	$322.5	$542.9
Add (deduct):
Change in accounting rules for in-process inventory	-	-	-	31.7
Decrease (increase) in unrealized gains on foreign
exchange forward contracts*	37.3	-	(38.7)	-
Future income tax expense (reversal)	(11.2)	1.7	73.0	9.2
Net income from continuing operations before unusual
items, future income taxes and unrealized gains or
losses on foreign exchange forward contracts	$74.9	$116.3	$356.8	$583.8
Per unit amounts:
Net income from continuing operations	$0.33	$0.78	$2.18	$3.69
Net income from continuing operations before
unusual items, future income taxes and unrealized
gains or losses on foreign exchange forward
contracts	$0.51	$0.79	$2.41	$3.97

Fourth Quarter

Our fourth quarter net income from continuing operations decreased by 57% to $49 million and our income from operations decreased by 71% to $43 million.  Lower U.S. dollar prices for the 2007 coal year, which commenced April 1, 2007, combined with the stronger Canadian dollar relative to the U.S. dollar, had a negative impact on the business of Elk Valley Coal and are reflected in our income from operations for the quarter.

Major items impacting net income from continuing operations in the fourth quarter were the decrease of $37 million in the unrealized gains on our foreign exchange forward contracts, which resulted from the maturity of contracts and realization of the gains during the quarter, and non-cash future income tax reversals of $11 million, which relate primarily to a legislated reduction in the federal income tax rates that will apply to the Trust beginning in 2011.

Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts was $75 million in the fourth quarter compared with $116 million in the fourth quarter of 2006 and primarily reflects lower U.S. dollar coal prices for the 2007 coal year and a stronger Canadian dollar.

Year

Net income from continuing operations decreased by 41% from the prior year to $323 million and income from operations decreased by 55% to $308 million.  The decrease in operating income reflects successive decreases in U.S. dollar prices for the 2006 and 2007 coal years as well as the significant strengthening of the Canadian dollar during 2007.

Major items impacting net income from continuing operations in 2007 were the unrealized gains on our foreign exchange forward contracts of $39 million, and non-cash future income tax expense of $73 million related primarily to the new tax legislation for income trusts.

Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts was $357 million in 2007 compared with $584 million in 2006, primarily due to lower U.S. dollar coal prices and a stronger Canadian dollar.

Cash Available for Distribution

The cash available for distribution from our investments in the quarter was $75 million ($0.50 per unit) compared with $147 million ($1.00 per unit) in the fourth quarter of 2006. Distributions declared for the quarter were $0.53 per unit compared with $0.95 per unit for the fourth quarter of 2006.

For the year, cash available for distribution was $349 million ($2.36 per unit) compared with $618 million ($4.20 per unit) in 2006. Distributions declared were $2.43 per unit for the year compared with $4.15 per unit for 2006.

Distributions for 2007 exceeded the cash available for distribution that was generated from our investments.  The cumulative under-distributed cash available for distribution since the formation of the Trust of $16 million, or $0.11 per unit, at the end of 2006 was reduced to $6 million, or $0.04 per unit, at the end of 2007.

Financial Position

Our net working capital position increased by $65 million from $127 million at December 31, 2006 to $192 million at December 31, 2007. Current assets at December 31, 2007 include the fair value of our outstanding foreign exchange forward contracts of $39 million whereas at December 31, 2006 these forward contracts were not recorded on our balance sheet under the previous accounting standards.  Under the new accounting standards for financial instruments that became effective on January 1, 2007, our outstanding foreign exchange forward contracts, which are not designated as hedges under the new standards, are carried on our balance sheet at fair value with changes in fair value recorded as unrealized gains or losses in the income statement.

During the fourth quarter, Elk Valley Coal completed a review of its asset retirement obligations and revised its estimates of certain future environmental reclamation costs to reflect the significant increases in costs that have occurred in the mining sector. This resulted in an increase in the asset retirement obligation of $49 million (Trust’s share) being recorded in the fourth quarter.  Substantially all of the increase in the asset retirement obligation was recorded as an addition to capital assets.

Results of Operations

Elk Valley Coal (Trust’s 60% share)

	Three months ended		Year ended
(millions of Canadian dollars,	December 31		December 31
except as noted)	2007	2006	2007	2006
Statistics
Coal production (millions of tonnes)	3.3	3.3	13.5	13.1
Coal sales (millions of tonnes)	3.6	3.5	13.6	13.6
Average sales price (US$ per tonne)	$92.70	$106.30	$97.70	$113.10
Operations (per tonne)
Average sales price [1]	$91.50	$122.60	$104.90	$132.50
Cost of product sold	$40.00	$36.40	$41.30	$39.20
Transportation	$33.00	$36.80	$35.10	$36.90
Income from operations
Revenue	$327.5	$424.9	$1,427.3	$1,798.2
Cost of product sold	143.7	126.2	562.0	532.3
Transportation	118.7	127.4	478.0	500.3
Selling, general and administration	7.1	5.5	20.0	23.4
Depreciation and depletion	12.5	12.7	49.8	49.2
Income from operations	$45.5	$153.1	$317.5	$693.0

Coal sales volumes of 3.6 million tonnes for the quarter were slightly higher than in the fourth quarter of 2006.  Sales volumes for the year of 13.6 million tonnes were unchanged from 2006.

Average U.S. dollar coal prices for the quarter decreased by 13% to US$92.70 per tonne as a result of lower prices for the 2007 coal year, which commenced April 1, 2007. Average U.S. dollar coal prices for the year decreased by 14% to US$97.70 per tonne as a result of successive decreases in prices for the 2006 and 2007 coal years.

Average realized Canadian dollar coal prices decreased by 25% to $91.50 per tonne for the quarter and by 21% to $104.90 per tonne for the year.  The decreases in average realized Canadian dollar sales prices were greater than the percentage decreases in the average U.S. dollar prices because the Canadian dollar has strengthened significantly against the U.S. dollar and because of the change in accounting for our foreign exchange forward contracts.  Our forward contracts are not designated as hedges under the new accounting standards for financial instruments that became effective on January 1, 2007 and, accordingly, realized gains or losses on the contracts are no longer included in revenue or in the average Canadian dollar sales price.  Realized gains on the forward contracts were $44 million in the fourth quarter of 2007 and $75 million for the year, which were recorded as non-operating income. If these realized gains had been included in revenue in 2007, the average realized sales prices would have been $103.70 per tonne for the fourth quarter and $110.40 per tonne for the year.

The revenue variances for the quarter and the year are summarized in the following table:

(millions of Canadian dollars)	Fourth Quarter	2007
Revenue for the period ended December 31, 2006	$425	$1,798
Variance attributed to coal sales volumes	15	6
Realized gains on foreign exchange forw ard contracts
included in revenue in 2006	(5)	(58)
Variance attributed to low er U.S. dollar coal prices	(48)	(225)
Variance attributed to the change in the U.S./Canadian
dollar exchange rate	(59)	(94)
Revenue for the period ended December 31, 2007	$328	$1,427

The significant strengthening of the Canadian dollar against the U.S. dollar that occurred during 2007 highlights the sensitivity of our results to fluctuations in the U.S./Canadian dollar exchange rate. Lower U.S. dollar prices combined with the stronger Canadian dollar had a negative impact on the business of Elk Valley Coal and are reflected in our income from operations. This was mitigated somewhat since the Trust uses foreign exchange forward contracts to fix the rate at which its anticipated U.S. dollar cash flows are exchanged for Canadian dollars. The Trust has outstanding forward contracts until March 31, 2008 and will become fully exposed to the stronger Canadian dollar on April 1, 2008.

Elk Valley Coal’s unit cost of product sold increased by 10% to $40.00 per tonne for the fourth quarter of 2007 compared with $36.40 per tonne in the fourth quarter of 2006 due primarily to a 35% increase in diesel fuel costs as well as higher costs for contractor services, tires and other consumables.  Production levels, strip ratios and haul distances in the fourth quarter of 2007 were similar to those in the fourth quarter of 2006.

The unit cost of product sold increased by 5% to $41.30 per tonne for the year compared with $39.20 per tonne in 2006.  By the end of 2007, Elk Valley Coal had generally recovered from the unusually high unit costs experienced in the first quarter of 2007 as a result of rail transportation problems, which caused unplanned shutdowns and interruptions of production in the first quarter.  Coal production for the year of 13.5 million tonnes (Trust’s share) was slightly higher than 2006 levels. The 5% increase in unit costs for the year is primarily due to higher input costs such as diesel fuel, contractor services, tires and other consumables.  The benefit of lower strip ratios in 2007 was partially offset by longer haul distances.

For the quarter, unit transportation costs decreased by 10% to $33.00 per tonne compared with $36.80 in the fourth quarter of 2006. For the year, unit transportation costs decreased by 5% to $35.10 per tonne compared with $36.90 per tonne in 2006.  Lower unit transportation costs for the quarter and the year were due primarily to lower average selling prices.  Certain of our rail and port costs are variable, in part, with average selling prices. The benefit of lower rail and port costs was partially offset by an increase in vessel demurrage costs due to longer vessel wait times and higher demurrage rates.  Port inventories were at low levels during 2007 due to shortfalls in rail shipments, which have resulted in longer vessel wait times and increased demurrage costs.

NYCO – Discontinued Operation

The sale of NYCO was completed in June 2007.  NYCO is presented as a discontinued operation in the accompanying financial statements.

Other Income and Expenses

Three months ended			Year ended
December 31			December 31
(millions of Canadian dollars)	2007	2006	2007	2006
Interest expense	$(7.1)	$(5.1)	$(21.4)	$(18.8)
Net foreign exchange gains (losses) on revaluation of
U.S. dollar-denominated cash, accounts receivable and
long-term debt	$2.5	$(14.7)	$31.0	$(9.1)
Realized gains on foreign exchange forw ard contracts	44.0	-	74.5	-
Increase (decrease) in unrealized gains on foreign exchange
forw ard contracts	(37.3)	-	38.7	-
Change in accounting policy for in-process inventory	-	-	-	(31.7)
Other	(0.5)	3.3	3.2	4.0
	$8.7	$(11.4)	$147.4	$(36.8)

In 2007, other income and expense items for the fourth quarter and for the year include realized gains of $44 million and $75 million, respectively, on the foreign exchange forward contracts that matured during the periods. Prior to 2007, realized gains and losses on the forward contracts were included in revenue.  Unrealized gains or losses on foreign exchange forward contracts were not recorded in 2006 under the previous accounting standards.

The significant strengthening of the Canadian dollar relative to the U.S. dollar during 2007 resulted in unrealized foreign exchange gains of $47 million being recorded on our U.S. dollar-denominated long-term debt.  These unrealized gains were partially offset by foreign exchange losses recorded on our U.S. dollar cash and accounts receivable balances, resulting in net foreign exchange gains of $31 million for the year compared with a net loss of $9 million in 2006. For the quarter, net foreign exchange gains were only $3 million as the U.S./Canadian dollar exchange rate was relatively stable during this period.  Net foreign exchange losses of $14 million in the fourth quarter of 2006 resulted from the weakening of the Canadian dollar relative to the U.S. dollar during that period.

Income Taxes

On June 22, 2007, the Federal Government of Canada enacted new tax legislation that resulted in the taxation of existing income and royalty trusts, other than certain real estate investment trusts, at effective rates similar to Canadian corporations commencing in 2011.  Non-cash charges to income tax expense of $81 million were recorded in 2007 as a result of the change in tax legislation.

In December 2007, the Federal Government of Canada announced a general reduction in corporate tax rates, which resulted in a reduction in the future tax liability related to federal income taxes, and a non-cash federal income tax reversal, of $10 million in the fourth quarter.

The future tax liability is based on estimated gross temporary differences of approximately $253 million that are expected to reverse after 2010, which, using an effective tax rate of 28%, results in a future tax liability of $71 million at year end.  The temporary differences relate primarily to the difference between the net book value of our capital assets for accounting purposes and their tax basis.  The estimates of temporary differences and the timing of their reversal after 2010 are complex and require significant judgment by management.  These estimates may change in the future and the future tax liability and income tax expense may fluctuate as a result of changes in these estimates.

Income tax expense also includes British Columbia mineral taxes and Alberta Crown royalties assessed on the cash flows of Elk Valley Coal. These taxes amounted to $7 million for the fourth quarter and $38 million for the year, compared with $19 million and $85 million, respectively, in 2006.  The decreases in British Columbia mineral taxes and Alberta Crown royalties correspond to the reduction in the taxable cash flows of Elk Valley Coal due primarily to lower U.S. dollar sales prices and the effect of the stronger Canadian dollar.

Cash Available for Distribution

Cash available for distribution is the term used by us to describe the cash that is available for distribution to unitholders. Cash available for distribution is not a term recognized by GAAP in Canada and it is not a term that has a standardized meaning. Accordingly, cash available for distribution when used in this document and our other disclosures may not be comparable with similarly named measures presented by other trusts. Actual distributions of cash to unitholders are made after being declared by the Trustees in accordance with the distribution policy of the Trust.

Generally, cash available for distribution refers to all of the cash received by the Trust from its investments in Elk Valley Coal and, prior to its sale, NYCO, less specified costs and unit redemptions. Cash available for distribution is derived from cash flows from the operations of the Trust’s subsidiaries, including its proportionate interest in Elk Valley Coal, before changes in non-cash working capital, less sustaining capital expenditures to the extent not funded by debt or equity, principal repayments on debt obligations and any amount allocated to reserves. Sustaining capital expenditures refer to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations. The determination of what constitutes sustaining capital expenditures requires the judgment of management. Reserves, which are a discretionary decision of the Trust and its subsidiaries, and of Elk Valley Coal, may be established that would reduce cash available for distribution, in order to meet any short-term or long-term need for cash. Such reserves established at the Elk Valley Coal level have the effect of reducing amounts distributed by Elk Valley Coal to its partners; however, such reserves must be authorized by special resolution of the partners and Elk Valley Coal is required to make reasonable use of its operating lines for working capital purposes.

The cash available for distribution from the Trust’s investments and the distributions made by the Trust are set forth in the table below.

	Three months ended		Year ended
	December 31		December 31
(millions of Canadian dollars)	2007	2006	2007	2006
Cash from operating activities	$92.2	$149.0	$387.1	$690.4
Add (deduct):	$		$
Increase (decrease) in non-cash working capital	(1.1)	4.2	(17.9)	(40.6)
Sustaining capital expenditures	(15.5)	(6.6)	(46.5)	(26.0)
Capital lease payments	$(0.4)	(0.5)	$(1.6)	(1.8)
Proceeds from the sale of NYCO, net of taxes paid
and payable	-	-	30.5	-
Other	(0.4)	0.4	(2.7)	(4.2)
Cash available for distribution and distributable cash	$74.8	$146.5	$348.9	$617.8
Distributions declared	$78.6	$139.7	$358.8	$610.2
Per unit amounts:
Cash available for distribution	$0.50	$1.00	$2.36	$4.20
Distributions declared	$0.53	$0.95	$2.43	$4.15

As of December 31, 2007, the cumulative cash available for distribution since the formation of the Trust has exceeded total distributions declared by approximately $6 million, or $0.04 per unit.

Liquidity and Capital Resources

Cash and cash equivalents were $152 million at December 31, 2007, up from $141 million at December 31, 2006. Our net working capital position increased by $65 million from $127 million at December 31, 2006 to $192 million at December 31, 2007.  Current assets at December 31, 2007 include the fair value of our outstanding foreign exchange forward contracts of $39 million.  The Trust does not hold any investments in asset-backed commercial paper.

Accounts receivable decreased by $56 million, or 44%, since December 31, 2006 due primarily to the decrease in revenues caused by lower U.S. dollar sales prices for the 2007 coal year and the stronger Canadian dollar.  During 2007, Elk Valley Coal increased its sales of accounts receivable under a facility that allows it to sell certain of its U.S. dollar accounts receivable on a non-recourse basis.  This facility is renewed annually and during 2007 the maximum amount available under this facility was increased from US$75 million to US$100 million. Elk Valley Coal sold a total of US$1.3 billion of its accounts receivable during 2007 compared with US$1.1 billion in 2006.  The accounts receivable sold by Elk Valley Coal and outstanding under this facility were US$10 million at December 31, 2007 compared with US$13 million at December 31, 2006.

Our operating cash flows are significantly lower in 2007 than in 2006.  Cash flows from operating activities are largely influenced by the cash flows of Elk Valley Coal, which have decreased in 2007 due primarily to lower U.S. dollar sales prices and the effect of the stronger Canadian dollar relative to the U.S. dollar. Cash flows from operating activities include changes in working capital that can fluctuate from period to period.

Capital spending increased to $16 million and $49 million for the fourth quarter and the year, respectively, due primarily to planned sustaining capital projects.  The following table summarizes our capital spending for our continuing operations (excluding NYCO):

	Three months ended		Year ended
	December 31		December 31
(millions of Canadian dollars)	2007	2006	2007	2006
Sustaining capital	$15.5	$6.6	$46.5	$26.0
Expansion capital	-	-	2.5	3.2
	$15.5	$6.6	$49.0	$29.2

U.S. dollar-denominated long-term debt increased due to additional borrowings of US$15 million (Trust’s share) by Elk Valley Coal under its bank credit facility in the third quarter of 2007 to meet working capital requirements, as well as the conversion by Elk Valley Coal of $18 million (Trust’s share) of revolving banker’s acceptances, which were denominated in Canadian dollars, into US$18 million of LIBOR rate loans under the bank credit facility.

Total long-term debt, excluding capital leases, decreased by $29 million from $309 million at December 31, 2006 to $280 million at December 31, 2007 due to the significant strengthening of the Canadian dollar against the U.S. dollar-denominated debt.

Other uses of bank facilities include letters of credit or guarantees, of which our share was $47 million, leaving our share of unused bank facilities at $193 million as of December 31, 2007.

During the fourth quarter, Elk Valley Coal completed a review of its asset retirement obligations and revised its estimates of certain future environmental reclamation costs to reflect the significant increases in costs that have occurred in the mining sector in recent years.  This resulted in an increase in the asset retirement obligation of $49 million (Trust’s share) being recorded in the fourth quarter. Substantially all of the increase in the asset retirement obligation was recorded as an addition to capital assets.

At December 31, 2007, the total estimated undiscounted cost to settle the asset retirement obligation is $225 million (Trust’s share), which is up from $143 million reported in 2006 as a result of the increases in estimated future costs. Asset retirement obligations are funded from general cash resources at the time reclamation work is completed. There have been no significant changes since December 31, 2006 with regard to other purchase commitments and obligations.

During the first quarter of 2007, we implemented a Distribution Reinvestment Plan. The plan allows eligible unitholders of the Trust to reinvest their distributions in additional units. For the fourth quarter of 2007, unitholders representing approximately 17% of our outstanding units elected to participate in the plan.  Approximately 380,000 units were issued in January 2008 in lieu of cash distributions of $14 million.  Through February 11, 2007, approximately 1,630,000 units have been issued in lieu of cash distributions of $53 million.

To help manage exposure to currency fluctuations and their effect on unitholder distributions, foreign exchange forward contracts are used to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars. The Trust enters into foreign exchange forward contracts when sales contracts for the coal year are settled.  The forward contracts mature throughout the coal year in order to fix the rate at which our share of anticipated receipts of U.S. dollars from coal sales, net of U.S. dollar expenditures, are exchanged into Canadian dollars.  At December 31, 2007, the Trust had US$256 million of foreign exchange forward contracts outstanding at an average U.S./Canadian dollar exchange rate of US$0.88. All of these contracts will mature prior to March 31, 2008. The Trust has not hedged any anticipated cash flows past March 31, 2008.

Outlook

At the present time, the outlook for metallurgical coal is strong for the coal year commencing April 1, 2008.  The seaborne metallurgical coal market was in tight supply at the end of 2007 because of growing demand and lower than expected growth in exports from Australian suppliers. Since that time, supply has been further reduced as a result of mid-January flooding in Australia that has disrupted production for several metallurgical coal producers.

Elk Valley Coal believes that the global metallurgical coal markets have entered a period of unprecedented volatility.  While U.S. dollar prices are expected to increase significantly for the 2008 coal year due to short-term supply constraints, a deep U.S. recession that alters the rapid economic development in China, India or other important growth areas could adversely impact the metallurgical coal markets.

Elk Valley Coal will not see the benefit of higher 2008 coal year prices until possibly the third quarter of calendar 2008.  It is anticipated that a substantial portion of Elk Valley Coal’s sales in the second quarter of 2008 will be at 2007 pricing due to the carryover of tonnes from the 2007 coal year. Carryover tonnage has increased as a result of the shortfall in rail shipments.  Further, the winter months typically present challenging shipping conditions for Elk Valley Coal that could potentially impact first quarter results and further increase the amount of carryover. In addition, the foreign exchange forward contracts that the Trust currently has in place expire by March 31, 2008, which will fully expose the Trust to the higher value of the Canadian dollar relative to the U.S. dollar as of April 1, 2008.

Sales volumes for Elk Valley Coal for the 2008 calendar year are expected to be 23-25 million tonnes.  Elk Valley Coal is dependent on rail shipments in order to deliver its product to its customers.  The frequency and timeliness of rail shipments in the fourth quarter of 2007 and into early 2008 fell well short of Elk Valley Coal’s requirements, resulting in a decline in coal inventories at the Vancouver ports and large increases in inventories at the mine sites.  This has led to reduced plant production at certain mine sites where on-site coal storage has reached capacity.  If rail shipments do not increase, it will continue to adversely affect production and sales levels and could lead to unscheduled plant shutdowns, which could increase unit costs.  In addition, Elk Valley Coal will incur substantial vessel demurrage costs in 2008 if rail shipments do not increase.

Cost of product sold for the 2008 calendar year is expected to be in the range of $45 to $47 per tonne, which represents an increase of approximately 10-15% over 2007 levels.  The increase reflects inflation in input costs, including a significant increase in the price of diesel fuel, as well as higher strip ratios and longer haul distances.

Transportation costs are dependent, in part, on average selling prices.  Guidance for 2008 calendar year transportation costs will be provided after prices for the 2008 coal year are settled.

Capital spending at Elk Valley Coal in 2008 is planned to be approximately $200 million (Trust’s share - $120 million), which is more than double its capital spending levels in recent years. All of the planned expenditures are sustaining in nature. The increase in sustaining capital expenditures reflects normal variability in capital requirements associated with the aging of mining fleets and increased equipment requirements resulting from changes in mining conditions. A tight labour market, contractor availability, and delivery times for equipment purchases may influence actual capital spending.  The Trust expects Elk Valley Coal’s sustaining capital requirements over the next few years to be at these higher levels. Expenditures by Elk Valley Coal in 2008 in excess of approximately $80 million will be financed by the Trust and Teck Cominco in proportion to their ownership interests in Elk Valley Coal. The Trust will finance its share of the funding to Elk Valley Coal by utilizing proceeds from its distribution reinvestment plan and available lines of credit, which will limit the impact on distributable cash.

Number of Units Outstanding

There were approximately 148 million trust units outstanding on December 31 and approximately 149 million outstanding on February 11, 2007. Approximately 22,000 options were outstanding under the exchange option plan on December 31 and approximately 19,000 were outstanding on February 11, 2007.

Risk Factors

Unitholders should refer to the ‘Risk and Uncertainties’ section in the Trust’s 2006 Management’s Discussion and Analysis, and the ‘Risk Factors’ section in the 2006 Annual Information Form for other factors that could potentially impact the Trust’s financial performance and its ability to meet its targets.

Caution Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “maximize”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This news release contains forward-looking information, included in, but not limited to, the sections titled ‘Highlights’, ’Results of Operations’, ‘Liquidity and Capital Resources’, and ‘Outlook’.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts, or projections will prove to be materially inaccurate.

These factors include, but are not limited to: the dependency of the Trust on cash distributions from Elk Valley Coal; interest rate fluctuations and other factors affecting yield; the potential liability of the Trust for income tax; potential changes in the taxation of income trusts; the nature of the Trust’s units, particularly that distributions on the Trust’s units are not fixed; dilution resulting from the issuance of additional units; the magnitude of capital expenditures incurred by Elk Valley Coal or the Trust; the negative impact of paying for unfunded liabilities such as pension, post-retirement benefits or asset retirement obligations; restrictions on potential growth resulting from the payout of available cash to unitholders; the availability of credit facilities for capital expenditure requirements, limitations imposed by credit facilities restricting the ability of the Trust or Elk Valley Coal to incur debt, dispose of assets or pay distributions; conflicts of interest between the Trust, Elk Valley Coal and the managing partner of Elk Valley Coal; operational risks affecting funds available to the Trust for distribution to unitholders; operational issues at minesites; disruption or delays in construction at minesites; shortage and quality of mining equipment and related operating supplies, including haul truck tires; cost increases for mining equipment and services; increasing mining and energy costs; foreign currency exchange rate fluctuations; risks inherent in the use of derivative instruments; dependency on major customers; the ability of Elk Valley Coal to attract and retain skilled personnel; changes in environmental laws which could have a negative impact on Elk Valley Coal’s operations and profitability; uncertainties surrounding applications for permits and permitting processes; accuracy of liability accruals; and assertion of aboriginal rights claims.

Additional factors include changes in commodity prices; changes in steel-making methods and other technological changes; the strength of the various economies that purchase significant amounts of coking coal or steel products; difficulties and uncertainties inherent in operating and selling products in foreign countries; changes in regulations relating to the use of metallurgical coal; the magnitude of the Trust’s interest in Elk Valley Coal; the effectiveness of the managing partner of Elk Valley Coal in managing the partnership’s affairs; the effects of competition and pricing pressures in the metallurgical coal market; risks inherent in the mining industry and the inability of Elk Valley Coal or the Trust to insure against certain of these risks; the oversupply of, or lack of demand for, metallurgical coal; events which could disrupt operations and/or the transportation of products, including labour stoppages related to industrial accidents, work stoppages, renegotiation of collective agreements and/or severe or abnormal weather conditions or natural disasters; demand for, adequacy of, availability of, and pricing of rail, port and other transportation services; management’s ability to anticipate and manage the risks to which Elk Valley Coal and/or the Trust are exposed; uncertainty involving the geology of mineral deposits; uncertainty of estimates of the size or composition of mineral deposits; uncertainty of estimates of reserves and resources; uncertainty of projections relating to costs of production and transportation, lack of effective alternatives and competitive pricing for rail services or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; risks relating to health, safety and environmental matters; and general economic, business and market conditions.

The forward-looking statements contained in this news release are based, in part, upon certain assumptions made by the Trust, including, but not limited to, the following: no material disruption in production; no material variation in anticipated coal sales volumes, coal prices or cost of product sold; no material variation in the forecasted yields, strip ratios, haul distances and productivity for each mine in which the Trust has an interest; no material increases in the global supply of hard coking coal other than what is currently projected by management; significant quantities of weaker coking coals will not be substituted for hard coking coal beyond current levels of substitution; continued strength in global steel markets; no material disruption in construction or operations at minesites; no variation in availability or allocation of haul truck tires to Elk Valley Coal in 2008; an absence of labour disputes in the forecast period; no material increase in the cost of labour; no material variations in markets and pricing of metallurgical coal other than anticipated variations; no material variation in anticipated mining, energy or transportation costs; adequacy and availability of, and no material disruption in, rail service and port facilities; no material delays in the current timing for completion of ongoing projects; financing will be available on terms favourable to the Trust and Elk Valley Coal; no material variation in the operations of Elk Valley Coal customers which could impact coal purchases; no material variation in historical coal purchasing practices of customers; coal sales contracts will be entered into with new customers; existing inventories will not result in decreased sales volumes; parties execute and deliver contracts currently under negotiation; and no material variations in the current tax regulatory environment.

The Trust cautions that the list of factors and assumptions set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Trust’s public filings with the Canadian and United States securities regulatory authorities, including its most recent consolidated financial statements, management’s discussion and analysis, management information circular, annual information form, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report of form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov. The Trust further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may be superseded by subsequent events or filings. The Trust undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information except as required by law.

Conference Call and Webcast

A conference call to discuss these results will be held Tuesday, February 12 at 7:30 a.m. Mountain time, 9:30 a.m. Eastern time. To participate in the conference call, please dial 1-866-540-8136 or 416-641-6132 approximately 10 minutes prior to the call. A live and archived audio webcast and podcast of the conference call will also be available on the Trust’s website www.fording.ca.

About Fording Canadian Coal Trust

Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. The Trust makes quarterly distributions to unitholders using the funds it receives from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. The Elk Valley Coal Partnership is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust's shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Colin Petryk

Catherine Hart

Director, Investor Relations

Manager, Corporate Communications

Ph: 403-260-9823

Ph: 403-260-9817

Email:  investors@fording.ca

Website:  www.fording.ca

FORDING CANADIAN COAL TRUST
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(unaudited)

	Three months ended		Year ended
(millions of Canadian dollars,	December 31		December 31
except per unit amounts)	2007	2006	2007	2006
Revenues	$327.5	$424.9	$1,427.3	$1,798.2
Expenses
Cost of product sold	143.7	126.3	562.0	532.3
Transportation	118.7	127.3	478.0	500.3
Selling, general and administration	9.3	8.7	28.3	33.3
Depreciation and depletion	13.0	12.8	50.8	49.4
	284.7	275.1	1,119.1	1,115.3
Income from operations	42.8	149.8	308.2	682.9
Other income (expense)
Interest expense	(7.1)	(5.1)	(21.4)	(18.8)
Other items, net	8.7	(11.4)	147.4	(36.8)
Income before taxes	44.4	133.3	434.2	627.3
Income tax expense (reversal)	(4.4)	18.7	111.7	84.4
Net income from continuing operations	48.8	114.6	322.5	542.9
Income (loss) from discontinued
operation - NYCO	-	(46.0)	10.8	(45.0)
Net income	$48.8	$68.6	$333.3	$497.9
Other comprehensive income (loss)	-	3.1	(2.2)	(0.2)
Comprehensive income	$48.8	$71.7	$331.1	$497.7
Weighted average number of units
outstanding (millions)
Basic	148.2	147.0	147.9	147.0
Diluted	148.3	147.1	147.9	147.1
Basic and diluted amounts per unit
Net income from continuing operations	$0.33	$0.78	$2.18	$3.69
Net income from discontinued
operation - NYCO	$ -	$(0.31)	$0.07	$(0.30)
Net income	$0.33	$0.47	$2.25	$3.39

FORDING CANADIAN COAL TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended		Year ended
	December 31		December 31
(millions of Canadian dollars)	2007	2006	2007	2006
Operating activities
Net income from continuing operations	$48.8	$114.6	$322.5	$542.9
Items not using (providing) cash:
Depreciation and depletion	13.0	12.8	50.8	49.4
Provision for asset retirement obligations, net	1.3	1.1	2.7	3.2
Future income tax expense (recovery)	(11.2)	1.7	73.0	9.2
Change in unrealized gain on foreign exchange
forward contracts	37.3	-	(38.7)	-
Unrealized foreign exchange (gain) loss on long-term debt	(2.4)	12.7	(47.2)	4.2
Loss (gain) on disposal of capital assets	0.1	(1.0)	(2.0)	(1.7)
Non-controlling interest	0.7	1.9	3.4	6.8
Other items, net	3.5	11.2	5.0	1.8
Change in accounting policy for in-process inventory	-	-	-	31.7
Operating cash flow from discontinued
operation - NYCO	-	(1.8)	(0.3)	2.3
	91.1	153.2	369.2	649.8
Decrease (increase) in non-cash working capital	1.1	(4.2)	17.9	40.6
Cash from operating activities	92.2	149.0	387.1	690.4
Investing activities
Additions to capital assets	(15.5)	(6.6)	(49.0)	(29.2)
Proceeds on disposal of capital assets	-	1.1	4.0	2.1
Other investing activities, net	-	1.6	(0.1)	2.1
Proceeds on sale of NYCO *	-	-	34.3	-
Investing cash flow from discontinued
operation - NYCO	-	-	(0.6)	(0.8)
Cash used in investing activities	(15.5)	(3.9)	(11.4)	(25.8)
Financing activities
Distributions paid, net **	(74.2)	(117.6)	(380.4)	(705.7)
Increase (decrease) in long-term debt	-	(6.1)	17.1	94.8
Issuance of units, net	-	0.1	-	0.3
Redemption of units	-	(0.1)	-	(0.1)
Other financing activities, net	(0.9)	(4.5)	(5.5)	(9.4)
Cash used in financing activities	(75.1)	(128.2)	(368.8)	(620.1)
Increase in cash and cash equivalents	1.6	16.9	6.9	44.5
Cash and cash equivalents - beginning of period	149.9	127.7	144.6	100.1
Cash and cash equivalents - end of period	151.5	144.6	151.5	144.6

FORDING CANADIAN COAL TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	December 31	December 31
(millions of Canadian dollars)	2007	2006
Assets
Current assets
Cash and cash equivalents	$151.5	$141.4
Accounts receivable	72.4	128.5
Inventory	134.0	125.4
Derivative instruments - foreign exchange forward contracts	38.7	-
Prepaid expenses	4.9	4.9
NYCO assets held for sale	-	23.9
	401.5	424.1
Capital assets	652.8	603.2
Goodwill	12.9	12.9
Other assets	19.6	20.8
NYCO assets held for sale	-	12.8
	$1,086.8	$1,073.8
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$111.5	$119.6
Income taxes payable	18.3	31.8
Distribution payable	78.6	139.7
Current portion of long-term debt	1.6	1.7
NYCO liabilities held for sale	-	4.4
	210.0	297.2
Long-term debt	280.9	312.5
Other long-term liabilities	157.2	100.1
Future income taxes	126.9	53.9
NYCO liabilities held for sale	-	3.4
	775.0	767.1
Commitments and contingencies
Unitholders' equity
Trust units	399.3	359.7
Accumulated earnings	2,005.9	1,672.6
Accumulated cash distributions	(2,093.4)	(1,734.6)
Accumulated other comprehensive income	-	9.0
	311.8	306.7
	$1,086.8	$1,073.8